

16012888

ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 29 2016

Washington DC 404

SEC FILE NUMBER
8- 51573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 710

(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ron Itin (212) 440-2041

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey
County of Hudson
Subscribed and sworn to (or affirmed) before me on this 23 day of February, 2016 by Ron Itin proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

Pres

Title

Dionis A Lozano Jr
Notary Public
New Jersey
My Commission Expires 05-30-18
No. 2434552

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
E1 Asset Management, Inc.:

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. ("the Company") as of December 31, 2015, and the related notes (the "financial statements"). These financial statements are the responsibility of E1 Asset Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 17, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE℠

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2015

ASSETS		
Cash and cash equivalents	$	9,808
Commissions receivable from and deposit with clearing broker		90,132
Prepaid expenses		17,867
Net furniture, fixtures and equipment, at cost		931
Other assets		3,016
Restricted cash		12,087
Total assets	$	133,841
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$	20,062
Accrued expenses		42,042
Total liabilities		62,104
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value; 200 shares authorized issued and outstanding		109,270
Additional paid-in capital		478,000
Accumulated deficit		(515,533)
Total stockholders' equity		71,737
Total liabilities and stockholders' equity	$	133,841

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS

E1 Asset Management, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from its New Jersey City office which the Company moved to in April 2014 and maintains satellite offices in New York and Virginia. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B [5]). All transactions for its customers are cleared through a New York Stock Exchange member firm on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

[3] Restricted cash:

Restricted cash represents amounts held at a financial institution to collateralize a letter of credit issued to the landlord of the Company's office space.

[4] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[5] Revenue recognition:

The Company recognizes commission income on a trade-date basis and interest income on an accrual basis. The Company acts as an introducing broker-dealer. As an introducing broker-dealer, the Company contracts with a clearing broker to handle the execution and settlement of orders that it receives from its clients to buy and sell securities and earns a commission on each transaction at a predetermined rate. Other income includes, but is not limited to, foreign exchange gains, profits on error trades and additional sundry income. Foreign exchange gains are calculated using the exchange rate in effect at the time of the transaction. Other income is recognized when earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Rent expense:

Rent is charged to operations on a straight-line basis over the term of the lease.

[7] Income taxes:

The Company, with the consent of it sole stockholder, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the sole stockholder of an "S" corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New York State franchise taxes for "S" corporations and New York City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2011.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[9] Indemnification:

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

[10] Subsequent Events:

The Company has evaluated events Subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial Statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would has a material impact on its financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[11] Guarantees:

FASB ASC 460, Guarantees, requires the Company disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

[12] Accounting Pronouncements:

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE C - CONCENTRATIONS

The Company clears its transactions through a single clearing broker. Commissions receivable from and deposit with the clearing broker at December 31, 2015 amounted to $90,132.

NOTE D - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net, consists of the following at December 31, 2015:

Office equipment	$ 73,961
Furniture and fixtures	80,889
Computer software	80,055
Computer equipment	173,884
	408,789
Less accumulated depreciation	407,858
Total	$ 931

Depreciation expense for the year ended December 31, 2015 was $5,312.

NOTE E - STATE AND LOCAL INCOME TAXES

There is no deferred tax liability at December 31, 2015.

The current and deferred portions of the provision for state and local income taxes included in the statement of operations are as follows:

	Current	Deferred	Total
State and Local	$1,266	$(1,090)	$ 176

NOTE F - COMMITMENTS - OPERATING LEASES

The Company leases office space in New Jersey. The lease also requires the payment of real estate taxes and specific operating expenses, as defined.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Total	Premises	Other
2016	$ 76,374	$ 76,374	$ -
2017	25,836	25,836	-
2018	-	-	-
Totals	$ 102,210	$ 102,210	$ -

Rent expense amounted to $79,422 for the year ended December 31, 2015.

E1 ASSET MANAGEMENT, INC.

Notes to Financial Statements
December 31, 2015

NOTE G - LITIGATION

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable.

The Company was issued a Wells Notice in 2013 which alleged shortcomings in the Company's supervisory system between 2008 and 2011. The matter was successfully resolved through an acceptance waiver and consent including a $25,000 fine payable over 3 years.

The liability for the amount payable was accrued in full in June 2015. The remaining balance at December 31,2015 is $13,740,and is included on the accompanying Statement of Financial Condition under accrued expenses.

Management does not believe any of these matters will have a material adverse effect on the financial position or future results of operations.

NOTE H - RETIREMENT PLANS

The Company no longer maintains a retirement plan under Section 401 (k) of the Internal Revenue Code.

NOTE I - DEFERRED COMPENSATION PLAN

During 2008, the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. The plan is managed by the Board of Directors and is authorized to issue up to of 1,000,000 Units. Each unit shall correspond to 0.00004 share of the Company's common stock.

During the year ended December 31, 2015, the Company did not grant any units. 200,000 units were granted in prior years and are still outstanding as December 31, 2015. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution.

The amount of the distribution will be equal to the product of: (i) the participant's number of vested units; and (ii) the fair value of 0.00004 shares of the Company's common stock on the distribution date. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, as defined, the participant will forfeit all of the units granted under the Plan.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $38,039, which was $33,039 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital as defined was 1.63 to 1.

NOTE K- Material change in Board of Directors

During 2015, two of the three partners of E1 departed the company and industry of their own will. The remaining full ownership of E1 is held by the remaining partner.